Exhibit 12.01
OGE ENERGY CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
(in thousands)	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008

Earnings:
Pre-tax income from continuing operations	$ 215,289	$ 229,838	$ 346,560	$ 360,958	$ 332,594

Add Fixed Charges	95,978	95,957	104,156	97,599	130,023

Subtotal	311,267	325,795	450,716	458,557	462,617

Subtract:
Allowance for borrowed funds used during construction	1,662	2,233	4,487	3,989	3,950
Other capitalized interest	---	---	920	902	3,615

Total Earnings	309,605	323,562	445,309	453,666	455,052

Fixed Charges:
Interest on long-term debt	83,094	79,951	88,287	88,677	106,565
Interest on short-term debt and other interest charges	9,359	12,571	13,108	6,444	21,041
Calculated interest on leased property	3,525	3,435	2,761	2,478	2,417

Total Fixed Charges	$ 95,978	$ 95,957	$ 104,156	$ 97,599	$ 130,023

Ratio of Earnings to Fixed Charges	3.23	3.37	4.28	4.65	3.50